HIVE Digital Expands Global Presence with the Acquisition of Data Center Facility Located in Sweden

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 10, 2023 to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - November 27, 2023) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a leading digital asset miner and "green" focused data center builder and operator is pleased to announce that it has entered into a property transfer agreement (the "Property Transfer Agreement") with Turis AB (the "Vendor") dated November 23, 2023 to acquire (the "Acquisition") a data center and the real property (together, the "Property") on which it is situated, located in the city of Boden, Sweden (all amounts in US dollars, unless otherwise indicated).

This strategic investment aligns with HIVE's commitment to build long-term value for its investors through the acquisition and development of substantial assets to be added to its balance sheet. Moreover, this investment further supports HIVE's sustainable growth and reinforces its position as a key player in the digital technology sector.

Located in Boden, Sweden, in close vicinity of our existing data center, this new data center was previously constructed as part of the EU Horizon 2020 project. We are looking forward to further developing this facility within our global portfolio and utilising it to plug our incoming new generation ASIC servers and increasing our Bitcoin production.

HIVE Sweden Country President Johanna Thornblad stated: "We are pleased about this acquisition and our continued expansion in Boden. The Property is strategically located and provides HIVE with the opportunity to expand its operation, contributing to the company's overall growth strategy. The new data center will enable HIVE to grow its regional footprint while further demonstrating its commitment to its ESG focus, sustainable practices, environmental responsibility, and energy efficiency with its newest "green" energy powered data center. HIVE is excited about the opportunities that this acquisition brings and looks forward to further contributing to the economic development and prosperity of the Boden community."

Pursuant to the Property Transfer Agreement, HIVE shall acquire the Property as well as certain assets located on-site in exchange for a purchase price payable in both cash and common shares of HIVE: (i) up to $750,000 payable in cash; and (ii) up to $1,500,000 payable in common shares ("Common Shares") in the capital of the Company in two installments. The price of the Common Shares issued to the Vendor shall be equal to the lower of: (i) the closing price of the Common Shares on the TSX Venture Exchange (the "TSXV") on the date ending two (2) business days prior to the closing date of the acquisition (the "Closing Date"); and (ii) the average closing price of the Common Shares on the TSXV on the last five days prior to the Closing Date on which the TSXV is open for trading (the "Issue Price"). Notwithstanding the foregoing, the Issue Price shall not be lower than the minimum acceptable price of the TSXV. The first installment of Common Shares shall be composed of such number of Common Shares as is equal to $1,000,000 divided by the Issue Price and shall be paid on the Closing Date. The second installment shall be paid at the later of: (i) the six month anniversary of the Closing Date; and (ii) the date on which any claims made by HIVE within six months of the Closing Date relating to a breach of warranty under the Property Transfer Agreement have been finally settled, and shall be composed of such number of Common Shares equal to $500,000 less any amount payable by the Vendor to the Company in respect of such claim, divided by the Issue Price.

Completion of the Acquisition is subject to certain conditions and the receipt of all necessary regulatory approvals including the approval of the TSXV. All securities issued pursuant to the Property Transfer Agreement shall be subject to a statutory hold period of four months and one day from the date of issuance.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain and high-performance computing industry. As a company whose shares trade on major stock exchanges, we are building a bridge between the digital currency and blockchain sectors and traditional capital markets. HIVE owns state-of- the-art, green energy-powered data center facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency and high-performance computing space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit https://hivedigitaltechnologies.com/. Follow @HIVEDigitalTech on X and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

info@hivedigitaltech.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward- looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the Company's ability to compete successfully with other cloud computing service providers; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, the transaction described in this news release may not occur on the terms as proposed and described herein or at all and, if such transaction is completed, the cryptocurrency operation may not meet expected performance levels for one or more reasons; the proposed transaction may not have a positive impact on HIVE's revenues, or gross mining margin; the impact of newelectrical power rates which could impair profitability and operating performance; the operation of the acquired assets may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to realize operational efficiencies going forward into profitability; profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or lawthat will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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